

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 11, 2016

Wendel Santos
Chief Executive Officer
Glocorp Inc.
100.3.037, 129 Offices
Block J, Jaya One
No. 72A, Jalan Universiti
46200 Petaling Jaya
Selangor, Malaysia

> **Re: Glocorp Inc.**
> **Registration Statement on Form S-1**
> **Filed July 21, 2016**
> **File No. 333-212611**

Dear Mr. Santos:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

2.   Please revise your disclosure to identify your selling shareholders as underwriters. Given that your company appears to be a shell company your selling shareholders are considered underwriters. See SEC Release No. 33-8869 (2007). That Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus to reflect the foregoing; or advise.

Prospectus Summary

Overview, page 4

3.   Please tell us why this section and your Description of Business section on page 11 refer to the completion of an acquisition in the near future. Revise your filing as appropriate.

4.   Please disclose in your summary that you have never generated any revenue and there can be no assurances that you will ever generate any revenue. Please add corresponding disclosure to the Description of Business section.

Risk Factors

Risks Related to our Business, page 6

5.   Please add a separately captioned risk factor disclosing the minimum number of months that you expect to be able to conduct your planned operations using currently available capital resources. In addition, in an appropriate place in the filing, disclose the minimum additional dollar amount you will require to fund your business activities for the next 12 months.

6.   Please add a risk factor disclosing any potential material conflicts of interest that may arise from the outside business activities of your officers and directors. In this regard, we note from your disclosure on pages 15 and 16 that both Messrs. Santos and Low are engaged in outside business activities. Please also disclose the number of hours per week that Messrs. Santos and Low will devote to the operations of your company.

Limited Operating History, page 6

7.   Please tell us why this risk factor refers to the purchase of baked goods marketed by your company when it appears that your business plan is to provide IT solutions to hotels in Asia.

Dependence on Key Personnel, page 8

8.   Please clarify whether the company has entered into an employment agreement with Mr. Santos.

9.   Please tell us whether you plan to register your class of common stock under the Exchange Act. If you do not plan to file an Exchange Act registration statement, such as Form 8-A, before the effective date of your Securities Act registration statement, please consider including a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules, Section 16 of the Exchange Act and the majority of the tender offer regulations to Section 15(d) reporting companies.

Description of Property, page 13

10.   Please revise the statement that you are not generating "sufficient" revenue at this time to clarify that you are not generating any revenue at this time.

Management's Discussion and Analysis of Financial Condition and Result of Operations

Plan of Operation, page 13

11.   Please disclose the resources required to complete each step of your business development, as well as the challenges you anticipate in implementing your business plan.

Directors, Executive Officers, Promoters and Control Persons, page 15

12.   Please clarify whether Mr. Santos also serves as the Chief Financial Officer of the company as indicated in the signatures section, and revise accordingly.

13.   Based on public SEC filings, it appears that Mr. Low is currently serving as a director of Mon Space Net Inc. and as the President of NextGlass Technologies Corporation of Glocorp Inc. Please revise to provide a complete description of Mr. Low's business experience and directorships in the past five years. Refer to paragraphs (1) and (2) of Item 401(e) of Regulation S-K.

Executive Compensation, page 16

14.   Please disclose the value of the 2.5 million shares of common stock issued to each of Messrs. Low and Chan. Refer to Item 402(n) of Regulation S-K.

<u>Selling Security Holders, page 18</u>

15.   Please revise your statement that none of the selling shareholders has had a material relationship with the company other than as a shareholder to disclose Mr. Low's status as an executive officer.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Jason Ye, Esq.
        Lucosky Brookman LLP